UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Amendment No. 7)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

BECKMAN COULTER, INC.

(Name of Subject Company)

BECKMAN COULTER, INC.

(Name of Person Filing Statement)

Common Stock, par value $0.10 per share

(Title of Class of Securities)

075811109

(CUSIP Number of Class of Securities)

Arnold A. Pinkston

Senior Vice President, General Counsel and Secretary

Beckman Coulter, Inc.

250 S. Kraemer Blvd.

Brea, CA 92821

(714) 993-5321

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Paul D. Tosetti Latham & Watkins LLP 355 South Grand Avenue Los Angeles, California 90071 (213) 485-1234	Cary K. Hyden Michael A. Treska Latham & Watkins LLP 650 Town Center Drive, 20th Floor Costa Mesa, California 92626 (714) 540-1235

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 7 (the “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 of Beckman Coulter, Inc. (“Beckman Coulter” or the “Company”) filed with the Securities and Exchange Commission (the “SEC”) on February 15, 2011 and amended February 18, 2011, March 2, 2011, March 8, 2011, March 9, 2011, March 11, 2011 and March 23, 2011 (as amended, the “Schedule 14D-9”). The Schedule 14D-9 relates to the tender offer by Djanet Acquisition Corp., a Delaware corporation (“Purchaser”) and an indirect wholly-owned subsidiary of Danaher Corporation, a Delaware corporation (“Danaher”), to purchase all of the outstanding common stock, par value $0.10 per share, of Beckman Coulter (the “Shares”), at a price of $83.50 per Share, net to the seller in cash, without interest and less any applicable withholding taxes, upon the terms and conditions set forth in the Offer to Purchase dated February 15, 2011 (the “Offer to Purchase”) and the related Letter of Transmittal (which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, constitute the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO filed by Danaher and Purchaser with the SEC on February 15, 2011. The Offer to Purchase and the Letter of Transmittal were filed with the Schedule 14D-9 as Exhibits (a)(1)(A) and (a)(1)(B), respectively.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated by reference as relevant to the items in this Amendment. Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Schedule 14D-9. This Amendment is being filed to reflect certain updates as reflected below.

Item 4. The Solicitation or Recommendation.

Item 4 of the Schedule 14D-9 is hereby amended and supplemented to replace the first (1st) paragraph appearing in the section entitled “Background of the Offer” with the following:

As a matter of course and in their ongoing effort to enhance stockholder value, the Company Board and management of Beckman Coulter have regularly reviewed and evaluated the Company’s business plan and strategy, including the review of a variety of strategic alternatives (including the sale of some of the businesses, assets or the entire company, or the acquisition of businesses or assets) to take into account the changing developments, trends and conditions impacting the business generally. These evaluations continued into 2010 as the Company dealt with the additional challenges of the recent healthcare legislation, as well as further operational challenges affecting the Company and the industry as a whole, including differences in growth between the mature/developed healthcare markets and the emerging/developing markets (particularly the considerable slowing of recurring revenue growth in the U.S. and Europe while growth in emerging markets, especially China, remained strong), the decline in gross margins, pricing pressures, product mix and new product introductions, and healthcare utilization trends.

Item 4 of the Schedule 14D-9 is hereby amended and supplemented to replace the eleventh (11th) and twelfth (12th) paragraphs appearing in the section entitled “Background of the Offer” with the following:

On October 20-21, 2010, a regularly scheduled meeting of the Board of Directors was held. At this meeting, the Company Board considered the letter of interest submitted by Danaher and discussed whether pursuing a sale of Beckman Coulter was in the best interests of the stockholders. During the meeting, representatives of Goldman Sachs reviewed with the Company Board a financial analysis of the Company, strategic alternatives available to the Company, potential parties that could possibly participate in a strategic transaction, and strategies in responding to Danaher or other interested parties. In discussing the strategic alternative of remaining an independent public company, the Board considered trends in national healthcare, utilization and reimbursement for healthcare services, and increasing regulatory oversight and requirements. The Board’s consideration of strategic alternatives included a leveraged recapitalization or other restructuring and whether, at an appropriate price, a sale of the Company would be in the best interests of the Company and its stockholders. Representatives of Goldman Sachs also discussed with the Board of Directors the unsolicited interest that Goldman Sachs had received and the informal expressions of interest from both strategic and private equity parties with respect to a possible transaction with Beckman Coulter. The Board discussed with its advisors how a sale of the Company might proceed, including pursuant to a public or private auction or other process. The Board also discussed potential strategic and private equity investors who would likely be interested in buying the Company and would have the financial wherewithal to do so.

The Board of Directors then reviewed the Company’s strategic options, including the Company’s prospects and projected growth trajectory if it were to remain an independent company. The Company Board reviewed the fact that Beckman Coulter had reduced its annual guidance in April 2010 and again in July 2010 based on management’s assessment at those times that, although the Company was on track in meeting its operating plan through mid-year, management expected that in the second half of the year, the Company would likely fall short of its guidance and initial operating plan for the year. As of the October 2010 Board meeting, the Company still expected to meet the annual guidance as revised in July 2010, which the Company ultimately did meet. In summary, on February 11, 2010, Beckman disclosed its initial earnings guidance for 2010, including total revenue of $3.8 to $3.9 billion and adjusted diluted EPS of $4.40 to $4.55. On April 28,

2010, Beckman updated its annual guidance, including downward revision of total revenue to $3.75 to $3.85 billion and adjusted diluted EPS to $4.30 to $4.50. Beckman estimated that the weak Euro would have a negative impact on EPS and Beckman also planned to address certain regulatory compliance and quality issues, including costs to transition customers to alternative methods of troponin testing, as well as certain costs to retain customers. On July 22, 2010, Beckman again updated its annual guidance for 2010, including downward revision of total revenue to $3.65 to $3.70 billion and adjusted diluted EPS to $3.90 to $4.00. Factors leading to the reduced annual guidance and shortfall from the Company’s 2010 operating plan included product regulatory compliance and quality matters, foreign exchange rates, growing softness in demand from European markets, decline in U.S. healthcare utilization rates, and weakness in demand from life science markets. The July 2010 guidance also reflected lowered expectations for the Company’s cellular business since the April outlook. During the October 2010 meeting, the Company Board considered the Company’s current status with respect to remediation of product quality and regulatory compliance challenges, as well as the ongoing industry-wide impacts of lowered healthcare utilization in the U.S. and certain global markets, and increasing regulatory challenges. The Board of Directors took into account management’s then-current internal growth projections for the Company and considered the best interests of the Company and the stockholders if realization of projected future value could be accelerated, and risk in achieving that value avoided, by a sale of the Company at a sufficiently high price, and in that context discussed the possibility of achieving a price in excess of $75 per share. The Company Board further discussed whether to consider exploring the sale of Beckman Coulter, including whether to initiate a private or public auction process, as well as identifying potential strategic and private equity investors that may be interested in such a transaction with the Company.

Item 4 of the Schedule 14D-9 is hereby amended and supplemented to replace the first three sentences of the thirty-fifth (35th) paragraph appearing in the section entitled “Background of the Offer” with the following:

On December 10, 2010, a regularly scheduled meeting of the Board was held. Representatives of Goldman Sachs gave a presentation to the Company Board updating the market perspectives for Beckman Coulter as well as an update of the auction process, including a detailed summary of the expressions of interest received from each of the ten potential purchasers. The Company Board was informed that ten potential purchasers had submitted initial bids and that the bids ranged from a low of $70 per share to a high of $75 per share. The bidders included three strategic corporate bidders and seven private equity firms.

Item 4 of the Schedule 14D-9 is hereby amended and supplemented to replace the forty-second (42nd) paragraph appearing in the section entitled “Background of the Offer” with the following:

On December 23, 2010, the Board of Directors held a meeting via teleconference to discuss the status of the auction process and the revised bids received from the various potential purchasers. Representatives of Goldman Sachs explained that nine of the ten potential purchasers, consisting of two strategic corporate bidders and seven private equity firms, submitted revised bids ranging from a low of $70 to a high range of $80-$83. The Company Board also discussed recent media coverage that reflected apparent leaks regarding certain elements of the auction process being conducted by Goldman Sachs and concluded not to provide any public comment at that time. Mr. Schafer led a detailed discussion regarding the next steps in the process, including how to appropriately respond to certain potential purchasers in order to get such parties to consider increasing their second round bids and remain competitive. There were also discussions regarding the possible partnering of certain of the potential private equity purchasers for purposes of forming acquisition groups in order for such potential purchasers to remain competitive in the auction process. Following the various discussions, the Board of Directors instructed Goldman Sachs to continue discussions with the potential purchasers, including the possibility of potential partnering, and also instructed the management to continue assisting the potential purchasers with their diligence efforts.

Item 4 of the Schedule 14D-9 is hereby amended and supplemented to replace the forty-fifth (45th) paragraph appearing in the section entitled “Background of the Offer” with the following:

During this period the remaining potential purchasers, consisting of two strategic corporate bidders and five private equity firms, continued to conduct due diligence through review of documents in the virtual data room and diligence calls with Beckman Coulter’s executive management team.

Item 4 of the Schedule 14D-9 is hereby amended and supplemented to replace the fourth bullet of the sixty-sixth (66th) paragraph appearing in the section entitled “Background of the Offer” with the following:

•

certain members of executive management and representatives of Latham & Watkins reviewed with the Company Board that no members of the executive management team had interests in any of the proposed transactions with any of the potential purchasers, and to the best of their knowledge, that none had been approached by any potential purchaser regarding continued employment post-merger; and

Item 4 of the Schedule 14D-9 is hereby amended and supplemented to replace the sixty-eighth (68th) paragraph appearing in the section entitled “Background of the Offer” with the following:

The Company Board and representatives of both Goldman Sachs and Latham & Watkins had a thorough discussion about how to proceed with each of the potential purchasers in light of the price offered and the material provisions of the merger agreement that had been delivered. After a detailed and lengthy discussion, the Company Board determined that, even at the nominally lower price of $83 per share (and a $0.19 dividend per share), the Danaher bid, in light of the superiority of the material provisions of their merger agreement, provided the best overall transaction for the stockholders of Beckman Coulter. Specifically, Danaher’s bid provided a substantially higher certainty of closing because it did not include any financing condition or third party consents, and because it provided for a lower breakup fee in the event of a superior proposal in the amount of $165 million. Danaher’s merger agreement also offered a more favorable definition of “Company Material Adverse Effect,” because, in part, the reasonably foreseeable effects set forth in Beckman Coulter’s disclosure letter would not be taken into account when determining whether a Company Material Adverse Effect has occurred. In addition, Danaher left available to Beckman Coulter the possibility of recovering full expectancy damages in the event of breaches of the merger agreement. Furthermore, Danaher’s proposed transaction was structured as a tender offer, potentially allowing for a quicker closing. In addition to the provisions specifically referenced above, Danaher’s merger agreement included various other more favorable provisions, including the terms of the representations and warranties made by Beckman Coulter and terms which also increase the certainty of closing. After further discussions between the Company Board and representatives of both Goldman Sachs and Latham & Watkins, the Board of Directors directed Goldman Sachs to request Danaher to further increase its proposed price by $0.50 per share.

Item 4 of the Schedule 14D-9 is hereby amended and supplemented by replacing the disclosure in Amendment No. 3 to Schedule 14D-9 filed with the SEC on March 8, 2011 with the following:

A summary of the material projected financial information that was included in the Financial Forecasts is set forth below. All amounts are express in millions of dollars except for earnings per share (totals may not add due to rounding).

	Millions of Dollars (except per share data)
	2010(1)	2011E	2012E	2013E	2014E	2015E
Revenue, net	$3663	$3916	$4213	$4547	$4919	$5325
Adjusted net earnings(2)	$276	$286	$321	$357	$411	$464
Adjusted earnings per diluted share(2)	$3.90	$4.00	$4.49	$4.96	$5.64	$6.31
Adjusted income from operations(2)	$459	$487	$525	$574	$633	$700
Adjusted depreciation and amortization(2)	$(344)	$(336)	$(337)	$(344)	$(354)	$(368)
Adjusted EBITDA(2)(3)	$806	$823	$862	$918	$987	$1067
Increase in net working capital	$(35)	$(35)	$(47)	$(58)	$(66)	$(82)
Capital expenditures(4)	$(316)	$(290)	$(305)	$(321)	$(340)	$(359)
Adjusted Tax rate(2)	24.9%	26.5%	27.0%	27.2%	27.6%	28.0%

(1)	Unaudited as of, and based on financial information available to Beckman Coulter only as of, the date the information included in the Financial Forecasts was prepared.
(2)	Reconciliations of these non-GAAP financial measures to the GAAP basis financial measures most directly comparable are provided below.
(3)	“Adjusted EBITDA” is defined by Beckman Coulter as adjusted net earnings before interest, taxes and depreciation and amortization. Adjusted EBITDA as defined by Beckman Coulter may differ from non-GAAP measures used by other companies.
(4)	Includes property, plant and equipment capital expenditures in the amounts of $139 million in 2010 and $100 million in each of 2011, 2012, 2013, 2014 and 2015. The remainder of the capital expenditures are capital expenditures related to OTLs.

Reconciliation of Financial Forecasts Non-GAAP to GAAP.

“GAAP” refers to generally accepted accounting principles in the United States. The information set forth in the table, including adjusted net earnings, adjusted earnings per diluted share, adjusted income from operations, adjusted depreciation and amortization, adjusted EBITDA and adjusted tax rates, are “non-GAAP financial measures” as defined in Rule 101(a)(1) of Regulation G (the “Non-GAAP Financial Measures”). These Non-GAAP Financial Measures are not calculated in accordance with, or a substitute for financial measures calculated in accordance with, GAAP and may be different from non-GAAP financial measures used by other companies. Furthermore, there are limitations inherent in Non-GAAP Financial Measures, in that they exclude a variety of charges and credits that are required to be included in a GAAP presentation. Accordingly, these Non-GAAP Financial Measures should be considered together with, and not as an alternative to, GAAP basis financial measures.

Set forth below are reconciliations of Adjusted Net Earnings, Adjusted Earnings Per Diluted Share, Adjusted Income from Operations, Adjusted Depreciation and Amortization, Adjusted EBITDA, and Adjusted Tax Rates to the most comparable GAAP financial measures based on unaudited financial information available to, or projected by, Beckman Coulter only as of the date the information included in the Financial Forecasts was prepared (totals may not add due to rounding):

	Millions of Dollars
	2010	2011E	2012E	2013E	2014E	2015E
GAAP net earnings	$231	$272	$307	$343	$397	$450
Reconciling items:
Restructuring and acquisition related costs	31	—	—	—	—	—
Olympus intangible asset amortization	22	22	22	22	22	22
Fair market value inventory adjustment	6	—	—	—	—	—
Litigation accrual	(4)	—	—	—	—	—
Unusual stock compensation expense for liability plans	4	—	—	—	—	—
Adjustment for income taxes	(22)	(8)	(8)	(8)	(8)	(8)
Medicare drug subsidy deferred tax asset write-off due to change in law	8	—	—	—	—	—

Adjusted net earnings	$276	$286	$321	$357	$411	$464

	2010	2011E	2012E	2013E	2014E	2015E
GAAP earnings per diluted share	$3.25	$3.80	$4.29	$4.76	$5.44	$6.11
Reconciling items:
Restructuring and acquisition related costs	0.45	—	—	—	—	—
Olympus intangible asset amortization	0.31	0.31	0.31	0.31	0.31	0.31
Fair market value inventory adjustment	0.08	—	—	—	—	—
Litigation accrual	(0.05)	—	—	—	—	—
Unusual stock compensation expense for liability plans	0.05	—	—	—	—	—
Adjustment for income taxes	(0.31)	(0.11)	(0.11)	(0.11)	(0.11)	(0.11)
Medicare drug subsidy deferred tax asset write-off due to change in law	0.12	—	—	—	—	—

Adjusted earnings per diluted share	$3.90	$4.00	$4.49	$4.96	$5.64	$6.31

	Millions of Dollars
	2010	2011E	2012E	2013E	2014E	2015E
GAAP income from operations	$400	$465	$503	$552	$611	$678
Reconciling items:
Restructuring and acquisition related costs	31	—	—	—	—	—
Olympus intangible asset amortization	22	22	22	22	22	22
Fair market value inventory adjustment	6	—	—	—	—	—
Litigation accrual	(4)	—	—	—	—	—
Unusual stock compensation expense for liability plans	4	—	—	—	—	—

Adjusted income from operations	$459	$487	$525	$574	$633	$700

	Millions of Dollars
	2010	2011E	2012E	2013E	2014E	2015E
GAAP depreciation and amortization	$366	$358	$359	$366	$376	$390
Reconciling items:
Olympus intangible asset amortization	(22)	(22)	(22)	(22)	(22)	(22)

Adjusted depreciation and amortization	$344	$336	$337	$344	$354	$368

	Millions of Dollars
	2010	2011E	2012E	2013E	2014E	2015E
GAAP net earnings	$231	$272	$307	$343	$397	$450
Income taxes	78	95	111	125	149	173
Interest expense, net	94	98	85	84	65	54
Depreciation and amortization	366	358	359	366	376	390

EBITDA	769	823	862	918	987	1067
Reconciling items:
Restructuring and acquisition related costs	31	—	—	—	—	—
Fair market value inventory adjustment	6	—	—	—	—	—
Litigation accrual	(4)	—	—	—	—	—
Unusual stock compensation expense for liability plans	4	—	—	—	—	—

Adjusted EBITDA	$806	$823	$862	$918	$987	$1067

	2010	2011E	2012E	2013E	2014E	2015E
GAAP tax rate	25.3%	25.8%	26.5%	26.7%	27.3%	27.8%
Reconciling items:
Restructuring and acquisition related costs	1.2	—	—	—	—	—
Olympus intangible asset amortization	0.9	0.7	0.5	0.5	0.3	0.2
Fair market value inventory adjustment	0.2	—	—	—	—	—
Deferred tax asset write-off	(2.7)	—	—	—	—	—

Adjusted tax rate	24.9%	26.5%	27.0%	27.2%	27.6%	28.0%

Item 4 of the Schedule 14D-9 is hereby amended and supplemented to replace the section entitled “Opinion of Goldman Sachs—Selected Public Companies Analysis” with the following:

Selected Public Companies Analysis. Goldman Sachs reviewed and compared certain financial information for Beckman Coulter to corresponding financial information, ratios and public market multiples for the following publicly traded companies in the diagnostics and life sciences industries (the “Selected Companies”):

Diagnostics Companies

•	Alere, Inc.

•	BioMerieux S.A.

•	Bio-Rad Laboratories, Inc.

•	Gen-Probe, Inc.

•	Hologic, Inc.

•	Immucor, Inc.

•	Miraca Holdings, Inc.

•	Qiagen N.V.

•	Sysmex Corporation

Life Sciences Companies

•	Bruker Corporation

•	Mettler-Toledo International, Inc.

•	PerkinElmer, Inc.

•	Tecan Group Ltd.

Although none of the Selected Companies is directly comparable to Beckman Coulter, the companies included were chosen because they are publicly traded companies with operations that, for purposes of analysis, may be considered similar to Beckman Coulter in that they have operations in the specialty diagnostic and/or life sciences instrumentation industries.

Goldman Sachs calculated and compared various financial multiples and ratios based on the most recent publicly available financial data obtained from SEC filings or research reports and estimates obtained from Institutional Brokers’ Estimates System (“IBES”). The multiples and ratios of Beckman Coulter and the Selected Companies were calculated using the closing price of each company’s shares on February 4, 2011. With respect to Beckman Coulter and the Selected Companies, Goldman Sachs calculated (1) enterprise value, which is the market value of common equity plus the book value of debt, less cash and cash equivalents, and (2) enterprise value as a multiple of (a) earnings before interest, taxes, depreciation and amortization (“EBITDA”), for the last twelve months ended September 30, 2010 (or later date if disclosed) (“LTM”); and (b) EBITDA estimated for calendar years 2010 and 2011, respectively, based on IBES estimates. In addition, Goldman Sachs also calculated adjusted LTM EBITDA multiples for Beckman Coulter by deducting from EBITDA Beckman Coulter’s capital expenditures related to customer-leased instruments (operating-type leases (“OTL”)). Goldman Sachs adjusted the EBITDA for Beckman Coulter by subtracting the OTL capital expenditures to make it more comparable to EBITDA of Selected Companies, which do not utilize operating-type lease agreements to place their instruments with customers. The following table presents the results of this analysis:

	Selected Public Companies				Company
	Diagnostics Companies		Life Sciences Companies		As of	As of	Offer Price
	Range	Median	Range	Median	12/09/2010	2/04/2011	$83.50
Enterprise Value as a multiple of EBITDA
LTM	5.2x-16.2x	10.9x	10.8x-15.1x	12.9x	6.6x	7.7x	8.5x
CY2010E	5.2x-16.0x	10.6x	11.1x-14.8x	13.1x	6.7x	7.8x	8.6x
CY2011E	5.0x-14.5x	9.2x	9.9x-13.5x	11.3x	6.5x	7.6x	8.4x
Enterprise Value as a multiple of EBITDA less OTL Capex
LTM	n/a	n/a	n/a	n/a	8.4x	9.8x	10.9x

Goldman Sachs also calculated the LTM EBITDA multiples for Beckman Coulter and the Selected Companies for the last three years and since July 22, 2010 (the date on which Beckman Coulter revised its 2010 earnings guidance and announced second quarter results, resulting in a 21.1% decline in its share price on July 23, 2010). The following table presents the results of this analysis:

Selected Public Companies
	Diagnostics Companies	Life Sciences Companies	Company
Enterprise Value as a multiple of EBITDA
3 Year Mean	10.9x	10.8x	7.6x
2 Year Mean	10.0x	10.5x	7.1x
1 Year Mean	10.3x	11.9x	6.5x
Mean since Second Quarter Results Announced (July 22, 2010)	10.0x	12.0x	6.0x
Mean since Undisturbed Date	10.4x	12.6x	7.3x

Goldman Sachs also calculated for Beckman Coulter and the Selected Companies enterprise value as a multiple of (a) earnings before interest and taxes (“EBIT”) for the LTM; and (b) EBIT estimated for calendar years 2010 and 2011, respectively, based on IBES estimates. The following table presents the results of this analysis:

	Selected Public Companies				Company
	Diagnostics Companies		Life Sciences Companies		As of	As of	Offer Price
	Range	Median	Range	Median	12/09/2010	2/04/2011	$83.50
Enterprise Value as a multiple of EBIT
LTM	7.8x-21.4x	12.4x	12.3x-18.7x	16.5x	11.4x	13.3x	14.7x
CY2010E	7.6x-20.6x	12.6x	13.9x-16.9x	15.3x	11.8x	13.7x	15.2x
CY2011E	7.2x-18.0x	12.1x	12.5x-15.4x	13.0x	11.3x	13.2x	14.6x

Goldman Sachs also calculated the LTM EBIT multiples for Beckman Coulter and the Selected Companies for the last three years. The following table presents the results of this analysis:

Selected Companies
	Diagnostics Companies	Life Sciences Companies	Company
Enterprise Value as a multiple of EBIT
3 Year Mean	13.0x	13.7x	13.4x
2 Year Mean	12.6x	13.2x	12.8x
1 Year Mean	13.5x	15.0x	11.6x
Mean since Second Quarter Results Announced (July 22, 2010)	13.0x	15.0x	10.8x
Mean since Undisturbed Date	12.6x	16.3x	13.0x

Goldman Sachs also calculated the price-to-earnings ratios for the estimated earnings in calendar years 2011 and 2012, respectively, for Beckman Coulter and the Selected Companies. The following table presents the results of this analysis:

	Selected Public Companies				Company
	Diagnostics Companies		Life Sciences Companies		As of	As of	Offer Price
	Range	Median	Range	Median	12/09/2010	2/04/2011	$83.50
Price-to-Earnings Ratio
CY2011E	14.2x-26.7x	17.4x	16.7x-20.3x	18.6x	14.2x	18.7x	20.8x
CY2012E	12.8x-23.2x	15.9x	14.3x-17.9x	15.8x	12.6x	16.5x	18.4x

Goldman Sachs also calculated the one year forward price-to-earnings ratio for Beckman Coulter and the Selected Companies over the last three years. The following table presents the results of this analysis:

Selected Companies
	Diagnostics Companies	Life Sciences Companies	Company
One Year Forward Price-to-Earnings Ratio
3 Year Mean	16.8x	14.2x	14.0x
2 Year Mean	16.2x	14.3x	13.3x
1 Year Mean	16.4x	15.4x	12.8x
Mean since Second Quarter Results Announced (July 22, 2010)	15.8x	15.8x	13.1x
Mean since Undisturbed Date	16.2x	16.5x	17.0x

Goldman Sachs also calculated for Beckman Coulter enterprise value as a multiple of (a) revenues for the LTM; and (b) estimated revenues for calendar years 2011 and 2012, respectively, based on IBES estimates. The following table presents the results of this analysis:

Company
	As of	As of	Offer Price
	12/09/2010	2/04/2011	$83.50
Enterprise Value as a multiple of Revenue
LTM	1.5x	1.7x	1.9x
CY2011E	1.4x	1.7x	1.9x
CY2012E	1.4x	1.6x	1.8x

Item 4 of the Schedule 14D-9 is hereby amended and supplemented to replace the section entitled “Opinion of Goldman Sachs—Illustrative Discounted Cash Flow Analysis” with the following:

Illustrative Discounted Cash Flow Analysis. Goldman Sachs performed an illustrative discounted cash flow analysis on Beckman Coulter using the Financial Forecasts. Goldman Sachs calculated indications of present value of free cash flows for Beckman Coulter for the years 2011 through 2015 by discounting free cash flows to January 1, 2011 using a mid-year convention and illustrative discount rates ranging from 7.0% to 9.0%. This range of discount rates was derived by Goldman Sachs utilizing the capital asset pricing model, which takes into account certain financial metrics, including betas, for Beckman Coulter and for Selected Companies which are publicly listed in the United States, as well as certain financial metrics for the U.S. financial markets generally. Goldman Sachs calculated terminal value indications in the year 2015 based on perpetuity growth rates ranging from 1.0% to 3.0%. The range of perpetuity growth rates was estimated by Goldman Sachs utilizing its professional judgment and experience, taking into account the Financial Forecasts and market expectations regarding long-term growth of gross domestic product and inflation. Goldman Sachs has also cross-checked such estimates of perpetuity growth rates against the LTM EBITDA multiples that are implied by such growth rates and a range of discount rates to be applied to the Company’s future unlevered cash flow forecasts. These terminal values indications were then discounted to calculate implied indications of present values using illustrative discount rates ranging from 7.0% to 9.0%. The analysis resulted in a range of implied present values per Share of $62.20 to $115.80.

Item 4 of the Schedule 14D-9 is hereby amended and supplemented to replace the section entitled “Opinion of Goldman Sachs—Illustrative Present Value of Future Share Price Analysis” with the following:

Illustrative Present Value of Future Share Price Analysis. Goldman Sachs performed an illustrative analysis of the implied present values of the future stock price of Beckman Coulter, which is intended to provide an indication of the present value of a theoretical future value of a company’s equity as a function of such company’s estimated future earnings per share and its assumed future price to future earnings per share multiple. For this analysis, Goldman Sachs used the Financial Forecast for each of the calendar years ending December 31, 2013 to 2015. These illustrative 14.0x to 15.8x price to forward earnings multiples were derived by Goldman Sachs utilizing its experience and professional judgment, taking into account current and historical trading data and the current price to forward earnings multiples for Beckman Coulter and for Selected Companies. Goldman Sachs first calculated implied per share values for the Shares as of February 2012, 2013 and 2014 by applying a price to forward earnings multiples ranging from 14.0x to 15.8x to earnings per share estimates for each of the calendar years ending December 31, 2013 to 2015. Goldman Sachs then calculated the present value of the implied per share values using an illustrative discount rate of 8.0%, reflecting an estimate of Beckman Coulter’s cost of equity. The analysis resulted in a range of implied present values per Share of $64.30 to $79.18.

Item 4 of the Schedule 14D-9 is hereby amended and supplemented to replace the section entitled “Opinion of Goldman Sachs—Selected Transactions Analysis” with the following:

Selected Transactions Analysis. Goldman Sachs analyzed certain information relating to the following selected transactions in the diagnostics and life sciences industries since January 2005. These transactions (listed by acquirer, targets, year of announcement, and transactional value (dollars in millions) were:

•	Agilent Technologies, Inc. / Varian, Inc. (2009) ($1,500)

•	Beckman Coulter / Olympus Corporation (diagnostics systems business) (2009) ($792)

•	Invitrogen Corporation / Applied Biosystems, Inc. (2008) ($6,443)

•	Siemens AG / Dade Behring Holdings, Inc. (2007) ($7,218)

•	Eppendorf Group / New Brunswick Scientific Co. (2007) ($110)

•	MDS, Inc. / Molecular Devices Corporation (2007) ($615)

•	GE Healthcare / Abbott Diagnostics (withdrawn) (2007) ($8,130)

•	Cinven / Phadia AB (2006) ($1,646)

•	Siemens AG / Bayer Diagnostics (2006) ($5,266)

•	GE Healthcare Life Sciences / Biacore International AB (2006) ($395)

•	Siemens AG / Diagnostic Products Corporation (2006) ($1,764)

•	Thermo Electron Corporation / Kendro Laboratory Products (subsidiary of SPX Corporation) (2005) ($834)

For each of the selected transactions, Goldman Sachs calculated and compared, using publicly available data:

•	enterprise value as a multiple of last twelve months’ sales of the target company (“LTM Sales”);

•	enterprise value as a multiple of last twelve months’ EBITDA of the target company (“LTM EBITDA”);

•	enterprise value as a multiple of last twelve months’ earnings before tax and interest of the target company (“LTM EBIT”);

•	median enterprise value as a multiple of LTM EBIT for selected companies at the time of announcement of each transaction;

•	premium or discount of the transaction LTM EBIT to LTM EBIT for selected companies at the time of the announcement of each transaction;

•	premium paid in relation to the closing market price of the target company’s stock one day prior to the announcement of the transactions; and

•	premium paid in relation to the closing market price of the target company’s stock four weeks prior to the announcement.

While none of the companies that participated in the selected transactions is directly comparable to Beckman Coulter, the companies that participated in the selected transactions are companies that have operations in the specialty diagnostic and/or life sciences instrumentation industries and may also be considered similar, for the purposes of analysis, to Beckman Coulter.

The following table presents the results of this analysis:

	Enterprise Value Multiple of LTM			Premium of Transaction Multiple to Sector Median Multiple	Premia (%)
Selected Transactions Range	Sales	EBITDA	EBIT	EBIT	1 Day Prior	4 Weeks Prior
High	4.8x	18.9x	35.6x	95.4%	48.7	68.5
Mean	3.0x	14.5x	21.7x	20.4%	30.9	39.8
Median	3.0x	14.3x	19.9x	0.4%	32.7	46.4
Low	1.4x	10.8x	12.6x	(14.7)%	16.1	12.4
Proposed Transaction (Premia % is based on the Undisturbed Closing Price)	1.9x	8.5x	14.7x	(11)%-19%	46.3	50.0

Item 4 of the Schedule 14D-9 is hereby amended and supplemented to replace the section entitled “Opinion of Goldman Sachs—Premia Paid Analysis” with the following:

Premia Paid Analysis. Goldman Sachs also calculated the median price premia paid per share relative to the market closing price of target companies on the day prior to announcement and the four weeks prior to announcement for all announced and completed cash transactions involving target companies in the United States in all industries since 2006 where majority ownership was acquired with transaction enterprise values of $1 billion to $10 billion using publicly available historical data.

The following table presents the results of this analysis:

Period	One Day Premium (%)	Four Week Premium (%)
Selected Transactions
2006	22.2	27.1
2007	20.5	23.2
2008	41.7	34.1
2009	32.7	39.7
2010	40.1	41.4
Proposed Transaction (Premium to the Undisturbed Closing Price)	46.3	50.0

Research Price Targets Analysis. Goldman Sachs also considered publicly available research per Share price targets for the Shares provided by internationally recognized equity research firms as of February 4, 2011. The following table reflects the results of the calculation:

	Low	Mean	High
Research Price Targets	$49.00	$68.41	$85.00

The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or of the summary set forth above, without considering the analyses as a whole, could create an incomplete view of the processes underlying Goldman Sachs’ opinion. In arriving at its fairness determination, Goldman Sachs considered the results of all of its analyses and did not attribute any particular weight to any factor or analysis considered by it. Rather, Goldman Sachs made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of its analyses. No company or transaction used in the above analyses as a comparison is directly comparable to Beckman Coulter or the transactions contemplated by the Merger Agreement.

Goldman Sachs prepared these analyses for purposes of Goldman Sachs providing its opinion to the Board of Directors as to the fairness from a financial point of view of the $83.50 per Share in cash to be paid to the holders (other than Danaher and its affiliates) of Shares pursuant to the Merger Agreement. These analyses do not purport to be appraisals nor do they necessarily reflect the prices at which businesses or securities actually may be sold. Analyses based upon forecasts of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by these analyses. Because these analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or their respective advisors, none of Beckman Coulter, Danaher, Goldman Sachs or any other person assumes responsibility if future results are materially different from those forecast.

The consideration for the transactions contemplated by the Merger Agreement was determined through arm’s length negotiations between Beckman Coulter and Danaher and was approved by the Board of Directors. Goldman Sachs provided advice to Beckman Coulter during these negotiations. Goldman Sachs did not, however, recommend any specific amount of consideration to Beckman Coulter or the Board of Directors or that any specific amount of consideration constituted the only appropriate consideration for the transactions contemplated by the Merger Agreement.

As described above, Goldman Sachs’ opinion to the Board of Directors was one of many factors taken into consideration by the Board of Directors in making its determination to approve the Merger Agreement. The foregoing summary does not purport to be a complete description of the analyses performed by Goldman Sachs in connection with the fairness opinion and is qualified in its entirety by reference to the written opinion of Goldman Sachs attached as Annex I to this Schedule 14D-9.

Goldman Sachs and its affiliates are engaged in investment banking and financial advisory services, commercial banking, securities trading, investment management, principal investment, financial planning, benefits counseling, risk management, hedging, financing, brokerage activities and other financial and non- financial activities and services for various persons and entities. In the ordinary course of these activities and services, Goldman Sachs and its affiliates may at any time make or hold long or short positions and investments, as well as actively trade or effect transactions, in the equity, debt and other securities (or related derivative securities) and financial instruments (including bank loans and other obligations) of Beckman Coulter, Danaher and any of their respective affiliates and third parties or any currency or commodity that may be involved in the transactions contemplated by the Merger Agreement for their own account and for the accounts of their customers. Goldman Sachs acted as financial advisor to Beckman Coulter in connection with, and has participated in certain of the negotiations leading to, the transactions contemplated by the Merger Agreement. In addition, Goldman Sachs has provided certain investment banking services to Beckman Coulter and its affiliates from time to time for which its investment banking division has received, and may receive, compensation, including having acted as joint bookrunning manager with respect to an offering of 4,950,000 shares of common stock of Beckman Coulter in May 2009. Goldman Sachs has also provided certain investment banking services to Danaher and its affiliates from time to time for which its investment banking division has received customary compensation, and may receive compensation, including having acted as joint bookrunning manager with respect to a public offering by Danaher of its senior notes due 2019 (aggregate principal amount of $750 million) in February 2009; and as Danaher’s financial advisor in connection with its divestiture of its Pacific Scientific Aerospace business announced in January 2011. The Investment Banking Division of Goldman Sachs has accrued during the two-year period ended February 6, 2011, and will receive, upon and subject to the closing of Danaher’s sale of its Pacific Aerospace business, revenues for services provided to Danaher of approximately $6 million in the aggregate. The Investment Banking Division of Goldman Sachs has also accrued during the same two-year period ended February 6, 2011, revenues for services provided to Beckman Coulter unrelated to the Merger of approximately $5 million in the aggregate. Goldman Sachs may also in the future provide investment banking services to Beckman Coulter, Danaher and their respective affiliates for which its investment banking division may receive compensation.

The Board of Directors selected Goldman Sachs as its financial advisor because it is an internationally recognized investment banking firm that has substantial experience in transactions similar to the transactions contemplated by the Merger Agreement. Pursuant to a letter agreement dated December 14, 2007, as supplemented by the letter agreement dated January 7, 2011, Beckman Coulter engaged Goldman Sachs to act as its financial advisor in connection with the transactions contemplated by the Merger Agreement. Pursuant to the terms of this engagement, Beckman Coulter has agreed to pay Goldman Sachs a transaction fee of approximately $32 million, $9 million of which was paid upon execution of the Merger Agreement. In addition, Beckman Coulter has agreed to reimburse Goldman Sachs for its reasonable expenses, including attorneys’ fees and disbursements, arising, and to indemnify Goldman Sachs and related persons against various liabilities that may arise, out of this engagement.

Item 8. Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented to replace the first paragraph appearing in the section entitled “Appraisal Rights” with the following:

Holders of the Shares do not have appraisal rights in connection with the Offer. However, if the Merger is completed, stockholders who have not tendered their Shares in the Offer and have not voted in favor of the Merger or consented thereto in writing, who timely submit a demand for appraisal in accordance with Section 262 of the DGCL (a “Demand for Appraisal”) and who otherwise comply with the applicable statutory procedures under the DGCL will be entitled to receive a judicial determination of the fair value of the Shares (exclusive of any element of value arising from the accomplishment or expectation of the Merger) and to receive payment of such fair value in cash (all such Shares, the “Dissenting Shares”). Any such judicial determination of the fair value of the Dissenting Shares could be based upon considerations other than or in addition to the Offer Price and the market value of the Shares. The value so determined could be higher or lower than, or the same as, the Offer Price or the consideration paid in the Merger. Moreover, Danaher could argue in an appraisal proceeding that, for purposes of such a proceeding, the fair value of the Dissenting Shares is less than the Offer Price. In the event that any holder of Shares who makes a Demand for Appraisal fails to perfect, or effectively withdraws or loses his rights to appraisal as provided in the DGCL, the Shares of such stockholder will be converted into the right to receive the Offer Price. Failure to follow the steps required by Section 262 of the DGCL for perfecting appraisal rights may result in the loss of such rights. Pursuant to a settlement agreement in certain merger-related Shareholder Actions, if Danaher completes a short form merger under Section 253 of the DGCL, stockholders shall have 30 days in addition to the statutory period of 20 days, for a total of 50 days, to submit a Demand for Appraisal to the Surviving Corporation. If Danaher is unable to complete a short form merger under Section 253 of the DGCL, and instead completes a long form merger under Section 251 of the DGCL, the statutory period shall remain the applicable time period for stockholders to submit a Demand for Appraisal to the Surviving Corporation.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by replacing the section entitled “Litigation” in the Schedule 14D-9 and the disclosure in Amendment No. 2 to Schedule 14D-9 filed with the SEC on March 2, 2011 with the following:

On September 3, 2010, and September 7, 2010, respectively, two securities class action complaints were filed in the U.S. District Court in the Central District of California (collectively, the “Securities Action”) against the Company, Scott Garrett (the Company’s former Chairman of the Board of Directors, former President and former Chief Executive Officer) and Charles P. Slacik (the Company’s Senior Vice President and Chief Financial Officer) alleging violations of Section 10(b) of the Exchange Act of 1934 and Rule 10b-5 against all defendants, and violation of Section 20(a) of the Exchange Act of 1934 against the individual defendants. The Securities Action asserts that the defendants issued allegedly materially false and misleading statements including statements related to the Company’s troponin test kits, FDA compliance, product quality and assurance, customer loyalty, and earnings guidance for fiscal year 2010. On December 8, 2010, the Honorable Josephine Staton Tucker issued an order consolidating the two cases under the caption In re Beckman Coulter, Inc. Securities Litigation, Case No. 8:10-CV-01327-JST (RNBx), and appointing Arkansas Teacher Retirement System and Iron Workers District Council of New England Pension Fund as Lead Plaintiff. On February 7, 2011, Lead Plaintiff filed a Consolidated Class Action Complaint asserting claims on behalf of an alleged class of stock purchasers between July 31, 2009, and July 22, 2010, claiming that the stock price was artificially inflated during the alleged class period due to the alleged misrepresentations and omissions. The Securities Action seeks unspecified damages based on declines in the stock price after disclosures regarding FDA matters, troponin test kits and downward guidance for 2010. The Company intends to vigorously defend against the Securities Action.

On September 8, 2010, and December 13, 2010, respectively, shareholder derivative suits were filed in the Superior Court of the State of California in the County of Orange (collectively, the “California Shareholder Actions”) purportedly on behalf of the Company, which was named as nominal defendant. The California Shareholder Actions asserted claims against all members of the Board of Directors and certain of its former and current officers and asserted that the defendants are liable to the Company based on allegations similar to those alleged in the Securities Action, including that the defendants breached their fiduciary duties by allegedly failing to reasonably oversee FDA compliance with respect to troponin tests, product quality and disclosure of 2010 guidance. The second derivative suit filed on December 13 also alleged that the Company Board was considering entering into a merger transaction at an inadequate price. The Court entered an Order on January 26, 2011, consolidating for all purposes the two California Shareholder Actions under the caption In re Beckman Coulter, Inc. Shareholder Litigation, Lead Case No. 30-2010-00406352. On February 9, 2011, the plaintiffs filed a Consolidated Shareholder Derivative and Class Action Complaint adding direct claims based on the Company’s February 7, 2011 announcement that the Company and Danaher signed an Agreement and Plan of Merger. In the Consolidated Shareholder Derivative and Class Action Complaint, plaintiffs continue to assert derivative causes of action on behalf of the Company for breaches of fiduciary duty, unjust enrichment, abuse of control, gross mismanagement, and waste of corporate assets, and to seek unspecified damages, restitution and disgorgement of alleged profits, injunctive relief and corrective action. In the direct claims, plaintiffs assert that each member of the Company Board breached his or her fiduciary duties to the Company’s stockholders, that the Company aided and abetted in those breaches of fiduciary duty, that the Merger Agreement between the Company and Danaher involves an unfair price and an inadequate sales process, and that defendants agreed to the Merger to benefit themselves personally. On February 25, 2011, the Court granted plaintiffs in the California Shareholder Actions leave to file a proposed First Amended Consolidated Shareholder Derivative and Class Action Complaint adding allegations on behalf of an alleged class of Company stockholders that the Company’s Schedule 14D-9 omitted material information necessary for the Company’s stockholders to be fully informed about the Contemplated Transactions. In particular, the proposed First Amended Consolidated Shareholder Derivative and Class Action Complaint alleges that (i) the opinion that Goldman Sachs rendered to the Company Board omits information necessary for the Company’s stockholders to understand the methodology of Goldman Sachs in reaching its opinion, (ii) the Schedule 14D-9 fails to adequately address potential conflicts of interest between Goldman Sachs, the Company and Danaher, and (iii) the disclosure found in the section entitled “Background of the Offer” in the Schedule 14D-9 omits material information necessary for the Company’s stockholders to understand why the Contemplated Transaction was reached. Plaintiffs in the California Shareholder Actions seek a declaration that the merger agreement was entered into in breach of the individual defendants’ fiduciary duties, and damages and to enjoin the transaction, and other equitable relief. Plaintiffs in the California Shareholder Actions also allege that the damages recoverable on the derivative claims asserted on behalf of the Company against the individual defendants include the damages allegedly recoverable by the stockholders from the Company in the Securities Action.

On February 18, 2011, an alleged class action complaint was filed in the Superior Court of the State of California in the County of Orange on behalf of an alleged class of Company stockholders against all members of the Company Board, the Company and Danaher, captioned City of Royal Oak Retirement System v. Beckman Coulter, Inc. et al., Case No. 30-2011-00451801-CU-BT-CXC (the “Second California Shareholder Action”). Based on largely the same allegations as the California Shareholder Actions, the plaintiff in the Second California Shareholder Action asserts that the defendants breached their fiduciary duties to the Company’s stockholders, and that the Company and Danaher aided and abetted the individual defendants’ alleged breaches of their fiduciary duties, with respect to the Contemplated Transactions, including allegations that the proposed sale involves an unfair price, that there was an inadequate sales process, that the defendants agreed to the Merger to benefit themselves personally, that Goldman Sachs had conflicts of interest in issuing a fairness opinion due to the disclosed facts that Goldman Sachs also advises Danaher on other matters, and that the Schedule 14D-9 omitted or misrepresented material information necessary for the Company’s stockholders to make an informed decision whether to tender their Shares in the Offer. The complaint in the Second California Shareholder Action seeks a declaration that the merger agreement was entered into in breach of the individual defendants’ fiduciary duties, and seeks damages and to enjoin the transaction, and other equitable relief.

On February 23, 2011, an alleged class action complaint was filed in the Court of Chancery of the State of Delaware on behalf of an alleged class of Company stockholders against all members of the Company Board, the Company, Danaher and Purchaser, captioned Yuri Levin v. Beckman Coulter, Inc., et al., Case No. 6213-VCS (the “Initial Delaware Shareholder Action”). On March 23, 2011, a second alleged class action complaint was filed in the Court of Chancery of the State of Delaware on behalf of an alleged class of Company stockholders against all members of the Company Board, the Company, Danaher and Purchaser, captioned Richard Cox v. Beckman Coulter, Inc., et al., Case No. 6306-VCS (together with the Initial Delaware Shareholder Action, the “Delaware Shareholder Actions”). The plaintiffs in the Delaware Shareholder Actions assert that the defendants breached their fiduciary duties to the Company’s stockholders, or aided and abetted the other defendants’ breaches of their fiduciary duties to the Company’s stockholders, based on allegations similar to those alleged in the consolidated California Shareholder Actions and the Second California Shareholder Action, including that the Merger Agreement between the Company and Danaher involves an unfair price, that there was an inadequate sales process, that the defendants agreed to the Merger to benefit themselves personally, and that the Schedule 14D-9 omitted or misrepresented material information necessary for the Company’s stockholders to make an informed decision whether to tender their Shares in the Offer. The complaints in the Delaware Shareholder Actions seek a declaration that the merger agreement was entered into in breach of the individual defendants’ fiduciary duties, and seeks damages and to enjoin the transaction, and other equitable relief.

On February 25, 2011, an alleged class action complaint was filed in the United States District Court for the Central District of California on behalf of an alleged class of Company stockholders against the Company, all members of the Company Board, Danaher, and Djanet Acquisition Corp., captioned Astor BK Realty Trust v. Beckman Coulter, Inc., et al., Case No. CV11-01695 GAF (SSx) (the “Federal Shareholder Action”). The plaintiff in the Federal Shareholder Action asserts that the defendants violated Sections 14(d)(4) and 14(e) of the Exchange Act by making inadequate disclosures or material misstatements in the Schedule 14D-9 and also either breached their fiduciary duties to the Company’s stockholders, or aided and abetted the other defendants’ breaches of their fiduciary duties to the Company’s stockholders, based on allegations similar to those alleged in the consolidated California Shareholder Actions, the Second California Shareholder Action, and the Delaware Shareholder Actions, including that the Merger Agreement between the Company and Danaher involves an unfair price, that there was an inadequate sales process, that the defendants agreed to the Merger to benefit themselves personally, and that the Schedule 14D-9 omitted or misrepresented material information necessary for the

Company’s stockholders to make an informed decision whether to tender their Shares in the Offer. The complaint in the Federal Shareholder Action seeks a declaration that the Schedule 14D-9 is materially misleading and contains material omissions, and seeks damages and to enjoin the transaction, and other equitable relief.

On April 14, 2011, the parties to the California Shareholder Actions and the Initial Delaware Shareholder Action entered into a memorandum of understanding (the “ MOU”) regarding a proposed settlement of all claims asserted therein. In connection with the MOU, the Company has agreed to further amend the Schedule 14D-9, previously filed with the SEC, to include certain supplemental disclosures. The settlement is contingent upon, among other items, the execution of a formal stipulation of settlement and court approval, as well as the Merger becoming effective under applicable law. Subject to satisfaction of the conditions set forth in the MOU, the defendants will be released by the plaintiffs and all members of the relevant class of Company stockholders from all claims arising out of the Offer, the Merger and transactions contemplated by the Merger Agreement, upon which occurrence defendants will seek termination of any and all continuing shareholder actions in which the released claims are asserted. In the event the settlement is not approved or such conditions are not satisfied, the Company will continue to vigorously defend the California Shareholder Actions, the Initial Delaware Shareholder Action and all other actions described above.

The Company gave notice of all of the foregoing litigation matters to its directors and officers liability insurance carriers. The Company has not accrued for any loss contingency in connection with the Securities Action or any of the other foregoing litigation matters.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BECKMAN COULTER, INC.

By:	/s/ Arnold A. Pinkston
Name: Title:	Arnold A. Pinkston Senior Vice President, General Counsel and Secretary

Dated: April 18, 2011